FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$2,250,000,000

2.666% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2031

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	January 22, 2020

Settlement Date:	January 29, 2020 (T+5 days)

Maturity:	January 29, 2031

Par Amount:	$2,250,000,000

Treasury Benchmark:	1.750% due November 15, 2029

Treasury Price:	$99-27+

Treasury Yield:	1.766%

Re-offer Spread to Benchmark:	T10+90 bp

Re-offer Yield:	2.666%

Fixed Rate Coupon & Payment Dates:	2.666%, payable semiannually in arrears on the 29th of each January and July, from and including the Settlement Date to, but excluding, January 29, 2030 (the “fixed rate period”), beginning on July 29, 2020. Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From and including January 29, 2030 to, but excluding, Maturity or an earlier redemption date (the “floating rate period”) at an annual floating rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated January 22, 2020 (the “Preliminary Prospectus Supplement”) and compounding daily over each interest period in the floating rate period as described in the Preliminary Prospectus Supplement) plus 1.146%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on May 1, 2030. An “interest period end date” means the 29th of each January, April, July and October, beginning on April 29, 2030.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	100.000%

Gross Spread:	0.425%

Management Fee:	0.085%

Underwriting Fee:	0.085%

Sales Concession:	0.255%

Re-allowance:	0.150%

Purchase Price:	99.575%

Net Proceeds to Citigroup:	$2,240,437,500 (before expenses)

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 29, 2020 (or if additional notes are issued after January 29, 2020, beginning six months after the issue date of such additional notes) and prior to January 29, 2030, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Issuer’s base prospectus dated June 27, 2019 (the “Prospectus”)), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to January 29, 2030, plus 0.150%.

We may redeem the notes, at our option, (i) in whole, but not in part, on January 29, 2030, or (ii) in whole at any time or in part from time to time, on or after December 29, 2030 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. In each case, SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.

CITIGROUP INC.

$2,250,000,000

2.666% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2031

Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967 ML2

ISIN:	US172967ML25

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. The Huntington Investment Company Lloyds Securities Inc. MUFG Securities Americas Inc. Santander Investment Securities Inc. SG Americas Securities, LLC

Junior Co-Managers:

American Veterans Group, PBC

ANZ Securities, Inc.

Bank of China Limited, London Branch

Blaylock Van, LLC

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

C.L. King & Associates, Inc.

Capital Institutional Services, Inc.

Commonwealth Bank of Australia

Danske Markets Inc.

Desjardins Securities Inc.

DZ Financial Markets LLC

Jefferies LLC

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Netrex Capital Markets, LLC

Nomura Securities International, Inc.

Oversea-Chinese Banking Corporation Limited

R. Seelaus & Co., LLC

RBC Capital Markets, LLC

Regions Securities LLC

Roberts & Ryan Investments Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.